Exhibit 99.1

Cellectis Reports Second Quarter and First Half Year 2015 Financial Results

PARIS--(BUSINESS WIRE)--September 8, 2015--Regulatory News:

Cellectis S.A. (Alternext: ALCLS; Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR-T cells (UCART), today announced its results for the three- and six-month periods ended June 30, 2015.

Recent Corporate Highlights

  Completed U.S. IPO in March 2015 raising more than $228 million of proceeds.
  Opened U.S. research facility at the Alexandria Center in New York City, with more than 12,000 sq. ft. of state-of-the-art laboratories and 15 full time staff, in proximity to Cellectis’s U.S. partners and investors.
  Entered into a strategic collaboration with Weill Cornell Medical College to accelerate the development of targeted immunotherapy for patients with acute myeloid leukemia (AML). This alliance will foster the development of our lead product candidate, UCART123, for treatment of AML.
  Achieved a significant milestone under our collaboration agreement with Servier.
  Entered into a broad preclinical and clinical strategic alliance with MD Anderson Cancer Center to pursue the development of Cellectis’ candidate products UCARTCS1, UCART22, UCART38 in T-cell ALL and UCART123 in a rare non curable disease BPDCN.

Development Update

  Ongoing manufacturing of GMP-compatible CAR T-cell batches in line.
  Presented additional study results on gene-edited allogeneic (“off-the-shelf”) CAR T-cells, strengthening the pre-clinical proof of concept in lead development programs. In particular, Cellectis presented the following results at ASCO and ASGCT:
    “UCART19, an allogeneic “off-the-shelf” adoptive T-cell immunotherapy against CD19+ B-cell leukemias”
    “Adoptive immunotherapy of acute myeloid leukemia (AML) with allogeneic CAR T-cells targeting CD123”
    “A multidrug resistant engineered CAR T-cell for allogeneic combination immunotherapy”
  Publication of a study in Molecular Therapy, a Nature Publishing Group journal, describing the development of the next generation of engineered CAR T-cells compatible with allogeneic adoptive transfer immunotherapy.
  Publication of an article in Cancer Research describing the applicability of TALEN®-mediated genome editing to a scalable process, enabling the manufacturing of non-alloreactive T-cells from third-party donors in a robust, scalable process, thus allowing "off-the-shelf" CAR T-cell immunotherapies.
  Our plant sciences subsidiary, which changed its name to Calyxt, Inc., continues to show promising developments and commenced field trials of cold storable potatoes in the United States of America and high oleic/low transfat soybean varieties in Argentina and the United States of America.

Financial Results

Since Cellectis did not have consolidated financial statements for individual quarters during fiscal year 2014, no comparative quarterly 2014 figures will be presented during 2015. Cellectis will publish quarter-over-quarter comparative figures starting with the first quarter of 2016.

Cellectis’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

Second Quarter 2015 Financial Results

Cash Position: As of June 30, 2015 Cellectis had €283.9 million in cash and cash equivalents compared to €112.3 million as of December 31, 2014. This increase is primarily attributable to the $228 million of proceeds from the U.S. initial public offering in March 2015.

Revenues and Other Income: Total revenues and other income were €8.0 million for the second quarter 2015 and primarily comprised €6.6 million of collaboration revenues and €0.9 million of license revenues.

Total Operating Expenses and Other Operating Income: Total operating expenses for the second quarter of 2015 were €20.1 million, which includes non-cash stock-based compensation expenses of €7.2 million.

R&D Expenses: Research and development expenses for the second quarter of 2015 were €10.6 million, including personnel expenses of €7.6 million and external purchases and other expenses of €3.0 million. Research and development expenses for the second quarter notably reflected the impacts of (i) non-cash stock-based compensation expense of €3.3 million and (ii) social charges related to free shares granted during the second quarter of €1.8 million.

SG&A Expenses: Selling, general and administrative expenses were €9.1 million for the second quarter of 2015, and included personnel expenses of €6.3 million and external purchases and other expenses of €2.8 million. SG&A expenses for the second quarter notably reflected the impacts of (i) non-cash stock-based compensation expense of €3.8 million and (ii) social charges related to free shares granted during the second quarter of €1.8 million.

Financial Loss: Financial loss was €10.0 million for the second quarter of 2015, which is primarily attributable to an unfavorable Euro-Dollar exchange rate applied to U.S. dollar-denominated cash and cash equivalents during the quarter.

Net Loss Attributable to Shareholders of Cellectis: Net loss attributable to shareholders of Cellectis was €22.2 million, or €0.63 per share, for the second quarter of 2015. The decrease of €28.3 million in net earnings, compared to the first quarter 2015 net gain attributable to shareholders of Cellectis of €6.1 million, notably reflects the effects of unfavorable Euro-Dollar exchange rates with respect to our U.S. Dollar cash and cash equivalent accounts and to a lesser extent the impact of non-cash stock-based compensations during the second quarter of 2015. Adjusted net loss attributable to shareholders of Cellectis for the second quarter of 2015, which excludes a non-cash stock-based compensation expense of €7.1 million, was €15.0 million, or €0.43 per share. Please see "Note Regarding Use of Non-GAAP Financial Measures" for a reconciliation of GAAP net income to adjusted net income.

First Half Year 2015 Financial Results

Revenues and Other Income: During the six months ended June 30, 2015 and 2014, Cellectis recorded €17.2 million and €10.3 million, respectively, in revenues and other income. The increase of €7.1 million primarily reflects an increase of €13.2 million in revenues under our collaboration agreements with Servier and Pfizer which were partially offset by a decrease in license, R&D services and Product and Services revenues.

Total Operating Expenses and Other Operating Income: Total operating expenses and other operating income for the first half of 2015 was €32.9 million (€15.3 million for the same period in 2014). Total operating expenses and other operating income for first half of 2015 and 2014 include non-cash stock-based compensation expenses of €8.0 million and €0.4 million, respectively.

R&D Expenses: Cellectis recorded research and development expenses of €16.2 million in the first half of 2015 and €7.7 million in the first half of 2014. These amounts include personnel expenses of €11.1 million and €3.1 million in 2015 and in 2014, respectively, and purchases and external expenses and other expenses of €5.1 million and €4.6 million, respectively. The increase in research and development expenses also reflects expenditures for the development of UCART programs toward their entry into Phase 1 clinical trials, expenses related to the opening of our facility in New York, non-cash stock-based compensation expense of €3.8 million and social charges on stock options and free share grants of €4.1 million in 2015.

SG&A Expenses: SG&A expenses were €16.3 million in the first half year of 2015 compared to €6.2 million in the corresponding period of 2014. SG&A expenses included personnel expenses of €11.2 million in 2015 compared to €3.0 million in 2014, and purchases and external expenses and other expenses of €5.1 million in 2015 compared to €3.2 million in 2014. The increase in SG&A expenses in 2015 was attributable, among other things, to €4.3 million of non-cash stock-based compensation expense, €4.6 million of social charges on stock options and free share grants and an increase in professional costs, in each case in connection with our U.S. IPO in March 2015.

Financial result: Financial loss was €0.2 million for the first half year of 2015 compared to €16,000 financial gain for the corresponding period in 2014. This increase was primarily attributable to an unfavorable Euro-Dollar exchange rate applied to U.S. dollar-denominated cash and cash equivalents during 2015.

Net Loss Attributable to Shareholders of Cellectis: Net loss attributable to shareholders of Cellectis was of €16.0 million, or €0.48 per share, for the first half year of 2015 compared to a net loss attributable to shareholders of Cellectis of €7.4 million, or €0.32 per share, for the corresponding period in 2014. Adjusted net loss attributable to shareholders of Cellectis for the first half year of 2015 was €8.2 million, or €0.25 per share, compared to adjusted net loss attributable to shareholders of Cellectis of €7.1 million, or €0.31 per share, for the corresponding period in 2014. Adjusted net loss attributable to shareholders of Cellectis for the first half year of 2015 and 2014 excludes a non-cash stock-based compensation expense of €7.9 million and €0.3 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for a reconciliation of GAAP net income to adjusted net income.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED FINANCIAL POSITION (unaudited) (€ in thousands, except per share data)

	As of
	December 31, 2014	June 30, 2015
ASSETS
Non-current assets
Goodwill	-	-
Intangible assets	1.026	966
Property, plant, and equipment	2.610	5.125
Other non-current financial assets	1.977	664
Total non-current assets	5.613	6.755
Current assets
Inventories and accumulated costs on orders in process	135	178
Trade receivables	5.881	3.393
Subsidies receivables	8.170	5.966
Other current assets	5.468	7.100
Cash and cash equivalents	112.347	283.892
Total current assets	132.001	300.528
TOTAL ASSETS	137.614	307.283
LIABILITIES
Shareholders’ equity
Share capital	1.472	1.753
Premiums related to the share capital	192.842	396.141
Treasury share reserve	(251)	(189)
Currency translation adjustment	(762)	(1.491)
Retained earnings	(132.536)	(137.139)
Net income (loss)	20	(16.020)
Total shareholders’ equity - Group Share	60.786	243.056
Non-controlling interests	(1.259)	163
Total shareholders’ equity	59.527	243.219

Non-current liabilities
Non-current financial debt	2.824	92
Non-current provisions	398	393
Total non-current liabilities	3.222	484

Current liabilities
Current financial debt	862	3.032
Trade payables	9.802	5.348
Deferred revenues and deferred income	59.492	49.472
Redundancy plan	715	66
Current provisions	700	444
Other current liabilities	3.294	5.217
Total current liabilities	74.865	63.580
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	137.614	307.283

STATEMENT OF CONSOLIDATED OPERATIONS –2nd quarter of 2015 and 1st half 2015 (unaudited) (€ in thousands, except per share data)

	For the three-month period ended June 30, 2015	For the six-month period ended June 30, 2015

Revenues and other income
Revenues	7.328	15.756
Other income	676	1.467
Total revenues and other income	8.004	17.223
		0
Operating expenses and other operating income (expenses)
Royalty expenses	(392)	(819)
Research and development expenses	(10.565)	(16.165)
Selling, general and administrative expenses	(9.082)	(16.277)
Other operating income	166	516
Redundancy plan	28	235
Other operating expenses	(285)	(397)
Total operating expenses and other operating income (expenses)	(20.130)	(32.907)
		0
Operating loss	(12.126)	(15.684)
		0
Financial gain (loss)	(10.039)	(166)
		0
Income tax	0	0
Income (loss) from continuing operations	(22.166)	(15.850)
Loss from discontinued operations	-	-
Net loss	(22.166)	(15.850)
Attributable to shareholders of Cellectis	(22.166)	(16.020)
Attributable to non-controlling interests	0	171

Basic earnings attributable to shareholders of Cellectis per share (€/share)	(0,63)	(0,48)

STATEMENT OF CONSOLIDATED OPERATIONS – FIRST HALF YEARS (unaudited) (€ in thousands, except per share data)

	For the six-month period ended June 30
	2014	2015

Revenues and other income
Revenues	7.513	15.756
Other income	2.764	1.467
Total revenues and other income	10.277	17.223

Operating expenses and other operating income (expenses)
Royalty expenses	(1.407)	(819)
Research and development expenses	(7.678)	(16.165)
Selling, general and administrative expenses	(6.202)	(16.277)
Other operating income	9	516
Redundancy plan	-	235
Other operating expenses		(397)
Total operating expenses and other operating income (expenses)	(15.278)	(32.907)

Operating loss	(5.001)	(15.684)

Financial gain (loss)	16	(166)

Income tax	-
Income (loss) from continuing operations	(4.985)	(15.850)
Loss from discontinued operations	(2.888)	-
Net loss	(7.873)	(15.850)
Attributable to shareholders of Cellectis	(7.435)	(16.020)
Attributable to non-controlling interests	(438)	171

Net loss attributable to shareholders of Cellectis per share (€ / share)	(0,32)	(0,48)
Net Loss from continuing operations per share ( € /share)	(0,19)	(0,48)
Net Loss from discontinued operations per share ( € /share)	(0,13)	-

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. provides non-GAAP net income and non-GAAP net income per share measures that include adjustments to figures presented in accordance with GAAP. In presenting non-GAAP net income, GAAP net income is adjusted to exclude non-cash stock-based compensation expense. Cellectis believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Cellectis' financial performance. The non-GAAP financial measures used by Cellectis may be calculated differently, and therefore may not be comparable to similarly titled non-GAAP financial measures used by other companies. Please refer below for a reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – 2nd Quarter and 1st Half of 2015 (unaudited) (€ in thousands, except per share data)

	For the three-month period ended June, 30 2015	For the six-month period ended June 30, 2015

Net Loss attributable to shareholders of Cellectis (€ in thousands)	(22.166)	(16.020)
Adjustment: Non-cash stock-based compensation expense	7.146	7.853
Adjusted Loss attributable to shareholders of Cellectis (€ in thousands)	(15.020)	(8.167)

Basic Adjusted Loss attributable to shareholders of Cellectis (€/share)	(0,43)	(0,25)

Weighted average number of outstanding shares, basic (units)	35.043.251	33.181.535

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First Half Years (unaudited) (€ in thousands, except per share data)

	For the six-month period ended June 30
	2014	2015

Net Loss attributable to shareholders of Cellectis (€ in thousands)	(7.435)	(16.020)
Adjustment: Non-cash stock-based compensation expense	323	7.853
Adjusted Net Loss attributable to shareholders of Cellectis (€ in thousands)	(7.112)	(8.167)

Adjusted Net Loss attributable to shareholders of Cellectis (€/share)	(0,31)	(0,25)

Weighted average number of outstanding shares	23.067.209	33.181.535

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited engineered CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 15 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Global Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

TALEN® is a registered trademark owned by the Cellectis Group.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions and include, but are not limited to, statements regarding the outlook for Cellectis’ future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances, many of which are beyond Cellectis’ control. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Cellectis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

CONTACT:
Media
Jennifer Moore, VP Communications
Phone: +1 917-580-1088
email: media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich / Dixon Moretz
+1 212.896.1241 / +1 212.896.1251
ckasunich@kcsa.com / dmoretz@kcsa.com
or
Investor relations:
Simon Harnest, VP Finance and Investor Relations
Phone: +1 646-385-9008
email: simon.harnest@cellectis.com